Exhibit 99.1

AMENDED AND RESTATED REIMBURSEMENT AGREEMENT

AMENDED AND RESTATED REIMBURSEMENT AGREEMENT (this “Agreement”), dated May 1, 2012, among Reit Management & Research LLC (“RMR”), TravelCenters of America LLC (“TA”) and Five Star Quality Care, Inc. (“FVE”).

RECITAL

RMR provides management and administrative services to TA pursuant to an Amended and Restated Business Management and Shared Services Agreement dated January 25, 2010, and to FVE pursuant to an Amended and Restated Business Management and Shared Services Agreement dated January 4, 2010, as amended, including, with respect to telecommunications services, the negotiation of contracts with third party vendors and suppliers.

RMR and AT&T Corp. (“AT&T”) are parties to a Master Agreement No.: 0789 dated December 16, 2003 and the schedules, exhibits, addenda and service order attachments related thereto (collectively, as amended from time to time, the “AT&T Agreement”).  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the AT&T Agreement.

Under the AT&T Agreement, RMR secured more favorable pricing for services than is generally available from AT&T, but is responsible for meeting minimum revenue commitments, which AT&T agreed to make available to TA and FVE, as affiliates of RMR.

RMR entered into the AT&T Agreement in reliance on TA and FVE having agreed to be responsible for portions of any unsatisfied minimums related to the provision of services to them under the AT&T Agreement as set forth in a Reimbursement Agreement dated October 17, 2008 (“Reimbursement Agreement”).

RMR and AT&T entered amendments to the AT&T Agreement dated September 9, 2011, and April 23, 2012, and desire to amend and restate the Reimbursement Agreement to reflect their understanding and agreement as to the obligations of each with respect to the increased minimum revenue commitments (MARC/MAC”) resulting from the provision of services to TA and RMR under the AT&T Agreement as so amended and upon any termination of the AT&T Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual undertakings in this Agreement, the parties hereto agree:

1.             Usage and Payment.  (a) Effective September 9, 2011, RMR will be responsible for a MARC/MRC with respect to voice and data telecommunications services under the AT&T Agreement in the amount of $3,000,000 annually.  Based upon their historical usage of voice and data telecommunications services, the parties agree that for the period beginning September 9, 2011 and ending September 8, 2012, TA will be responsible for satisfaction of 53.21%, FVE will be responsible for 35.90% and RMR will be responsible for 10.89% (in each case, the “voice and data Pro-Rata Percentage”) of the MARC/MRC for voice and data telecommunications services during such period.  The voice and data Pro-Rata Percentages will be readjusted on September 8, 2012, and each September 8 thereafter, based on charges for actual usage of telecommunications services for the preceding twelve months ended immediately prior thereto, with each party being responsible for the voice and data Pro-Rata Percentage obtained by multiplying 100 by the decimal resulting from dividing the aggregate charges for actual usage of voice and data telecommunications services of TA, FVE or RMR, as the case may be, by the aggregate charges for actual usage of voice and data telecommunications services of all the parties for the relevant twelve months ended. (b)  Effective April 23, 2012, RMR will be responsible for a MARC/MRC with respect to wireless telecommunications services under the AT&T Agreement in the amount of $2,900,000 annually.  Based upon their historical usage of wireless telecommunications services, the parties agree that for the period beginning April 23, 2012 and ending April 22, 2013, TA will be responsible for satisfaction of 30%, FVE will be responsible for 43% and RMR will be responsible for 27% (in each case, the “wireless Pro-Rata Percentage”) of the MARC/MRC for wireless telecommunications services during such period.  The wireless Pro-Rata Percentages will be readjusted on April 22, 2013, and on each April 22 thereafter, based on charges for actual usage of telecommunications services for the preceding twelve months ended immediately prior thereto, with each party being responsible for the wireless Pro-Rata Percentage obtained by multiplying 100 by the decimal resulting from dividing the aggregate charges for actual usage of wireless telecommunications services of TA, FVE or RMR, as the case may be, by the aggregate charges for actual usage of wireless telecommunications services of all the parties for the relevant twelve months ended. (c) It is expected that each of RMR, TA and FVE will be separately invoiced by AT&T for its actual usage of each of voice and data and wireless telecommunications services and each agrees to be responsible for timely payment.  If for any reason either TA or FVE does not timely pay AT&T or is not separately invoiced, TA and/or FVE, as the case may be, will promptly reimburse RMR for any payment to AT&T made on their behalf, promptly on demand.  If there is a material reduction in a party’s voice and data Pro-Rata Percentage or wireless Pro-Rata Percentage as a result of its purchasing telecommunications services from a carrier other than AT&T, the party whose voice and data Pro-Rata Percentage or wireless Pro-Rata Percentage is reduced will cooperate with the other parties in making an equitable adjustment.

2.             Reimbursement.  If a MARC/MRC for any year of the Attachment Term (or any shorter period) is not satisfied, RMR will be billed a Shortfall Charge by AT&T equal to the difference between the applicable MARC/MRC and the total of the actual MARC/MRC-Eligible Charges for such year or period.  If the MARC/MRC-Eligible Charges of either of TA or FVE fall below their respective Pro-Rata Percentage (as adjusted) at any time, TA or FVE, as the case may be, will be solely responsible for the Shortfall Charge attributable thereto and will reimburse RMR an amount equal to Shortfall Charge attributable thereto, promptly on demand.

3.             Termination for Convenience by RMR.  If the AT&T Agreement is terminated by RMR for its convenience, which will only be done with the agreement of TA and FVE, each of TA and FVE will reimburse RMR an amount of the Termination Charge and any other amounts due AT&T under the AT&T Agreement equitably determined by the parties and based upon the respective voice and data Pro-Rata Percentages and wireless Pro-Rata Percentages, promptly on demand.

4.             Severability. Any provision of this Agreement which is unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

5.             Governing Law. This Agreement shall be construed in accordance with and governed by the internal laws of the Commonwealth of Massachusetts (without giving effect to any conflicts or choice of laws provisions that would cause the application of the domestic substantive laws of any other jurisdiction).

6.             Arbitration.

(a)           Disputes. Any disputes, claims or controversies between the parties (i) arising out of or relating to this Agreement, or (ii) brought by or on behalf of any shareholder of any party or a direct or indirect parent of a party (which, for purposes of this Section 6, shall mean any shareholder of record or any beneficial owner of shares of any party, or any former shareholder of record or beneficial owner of shares of any party), either on his, her or its own behalf, on behalf of any party or on behalf of any series or class of shares of any party or shareholders of any party against any party or any member, trustee, officer, manager (including RMR or its successor), agent or employee of any party, including disputes, claims or controversies relating to the meaning, interpretation, effect, validity, performance or enforcement of this Agreement, including this arbitration provision, or the declarations of trust, limited liability company agreements or bylaws of any party hereto (all of which are referred to as “Disputes”), or relating in any way to such a Dispute or Disputes shall, on the demand of any party to such Dispute be resolved through binding and final arbitration in accordance with the Commercial Arbitration Rules (the “Rules”) of the American Arbitration Association (“AAA”) then in effect, except as those Rules may be modified in this Section 6.  For the avoidance of doubt, and not as a limitation, Disputes are intended to include derivative actions against trustees, officers or managers of any party and class actions by a shareholder against those individuals or entities and any party.  For the avoidance of doubt, a Dispute shall include a Dispute made derivatively on behalf of one party against another party.   For purposes of this Section 6, the term “party” shall include any direct or indirect parent of a party.

(b)           Selection of Arbitrators.  There shall be three arbitrators.  If there are only two parties to the Dispute, each party shall select one arbitrator within 15 days after receipt of a demand for arbitration.  Such arbitrators may be affiliated or interested persons of such parties.  If there are more than two parties to the Dispute, all claimants, on the one hand, and all respondents, on the other hand, shall each select, by the vote of a majority of the claimants or the respondents, as the case may be, one arbitrator within 15 days after receipt of a demand for arbitration.  Such arbitrators may be affiliated or interested persons of the claimants or the respondents, as the case may be.  If either a claimant (or all claimants) or a respondent (or all respondents) fail to timely select an arbitrator then the party (or parties) who has selected an arbitrator may request the AAA to provide a list of three proposed arbitrators in accordance with the Rules (each of whom shall be neutral, impartial and unaffiliated with any party) and the party (or parties) that failed to timely appoint an arbitrator shall have ten days from the date the AAA provides such list to select one of the three arbitrators proposed by AAA.  If such party (or parties) fail to select such arbitrator by such time, the party (or parties) who have appointed the first arbitrator shall then have ten days to select one of the three arbitrators proposed by AAA to be the second arbitrator; and, if he/they should fail to select such arbitrator by such time, the

AAA shall select, within 15 days thereafter, one of the three arbitrators it had proposed as the second arbitrator.  The two arbitrators so appointed shall jointly appoint the third and presiding arbitrator (who shall be neutral, impartial and unaffiliated with any party) within 15 days of the appointment of the second arbitrator.  If the third arbitrator has not been appointed within the time limit specified herein, then the AAA shall provide a list of proposed arbitrators in accordance with the Rules, and the arbitrator shall be appointed by the AAA in accordance with a listing, striking and ranking procedure, with each party having a limited number of strikes, excluding strikes for cause.

(c)           Location of Arbitration.  The place of Arbitration shall be Boston, Massachusetts unless otherwise agreed by the parties.

(d)           Scope of Discovery.  There shall be only limited documentary discovery of documents directly related to the issues in dispute, as may be ordered by the arbitrators.

(e)           Arbitration Award.  In rendering an award or decision (the “Arbitration Award”), the arbitrators shall be required to follow the laws of the State of New York.  Any arbitration proceedings or Arbitration Award rendered hereunder and the validity, effect and interpretation of this Section 6 shall be governed by the Federal Arbitration Act, 9 U.S.C. §1 et seq.  The Arbitration Award shall be in writing and may, but shall not be required to, briefly state the findings of fact and conclusions of law on which it is based.

(f)            Costs.  Except to the extent expressly provided by this Agreement or as otherwise agreed between the parties, each party involved in a Dispute shall bear its own costs and expenses (including attorneys’ fees), and the arbitrators shall not render an award that would include shifting of any such costs or expenses (including attorneys’ fees) or, in a derivative case or class action, award any portion of a party’s award to the claimant or the claimant’s attorneys.  Each party (or, if there are more than two parties to the Dispute, all claimants, on the one hand, and all respondents, on the other hand, respectively) shall bear the costs and expenses of its (or their) selected arbitrator and the parties (or, if there are more than two parties to the Dispute, all claimants, on the one hand, and all respondents, on the other hand) shall equally bear the costs and expenses of the third appointed arbitrator.

(g)           Final Judgment.  An Arbitration Award shall be final and binding upon the parties thereto and shall be the sole and exclusive remedy between such parties relating to the Dispute, including any claims, counterclaims, issues or accounting presented to the arbitrators.  Judgment upon the Arbitration Award may be entered in any court having jurisdiction.  To the fullest extent permitted by law, no application or appeal to any court of competent jurisdiction may be made in connection with any question of law arising in the course of arbitration or with respect to any award made except for actions relating to enforcement of this agreement to arbitrate or any arbitral award issued hereunder and except for actions seeking interim or other provisional relief in aid of arbitration proceedings in any court of competent jurisdiction.

(h)           Payment.  Any monetary award shall be made and payable in U.S. dollars free of any tax, deduction or offset.  Each party against which the Arbitration Award assesses a monetary obligation shall pay that obligation on or before the 30th day following the date of the Arbitration Award or such other date as the Arbitration Award may provide.

(i)            Beneficiaries.  This Section 6 is intended to benefit and be enforceable by the shareholders, members, direct and indirect parents, trustees, directors, officers, managers (including RMR or its successor), agents or employees of any party and the parties and shall be binding on the shareholders of any party and the parties, as applicable, and shall be in addition to, and not in substitution for, any other rights to indemnification or contribution that such individuals or entities may have by contract or otherwise.

7.             Assignability; Successors and Assigns. No party hereto may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the express prior written consent of the other parties.

8.             Complete Agreement. The parties acknowledge that this Agreement constitutes the complete agreement among the parties with respect to the subject matter hereof, and supersedes any previous agreements between them with respect thereto.

9.             Amendments. No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by either party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the party against whom such waiver, amendment, supplement or modification it is sought to be enforced.

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IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

Reit Management & Research LLC

By:	/s/ John C. Popeo
Name:	John C. Popeo
Title:	Treasurer and Chief Financial Officer

TravelCenters of America LLC

By:	/s/ Thomas O’Brien
Name:	Thomas O’Brien
Title:	President and Chief Executive Officer

Five Star Quality Care, Inc.

By:	/s/ Bruce J. Mackey Jr.
Name:	Bruce J. Mackey Jr.
Title:	President and Chief Executive Officer

[Signature Page to Amended and Restated Reimbursement Agreement]